Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 11 February 2020 Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street Sydney, NSW 2000 Dear Sir/Madam REQUEST FOR TRADING HALT James Hardie Industries plc (Company) (ASX: JHX) hereby requests a Trading Halt in its securities from ASX effective immediately, pending an announcement regarding its earnings. We have requested this halt as a result of a clerical error resulting in the potential early release of our earnings materials overseas aftermarket. While we do not believe that any public dissemination of this information has occurred at this time, we have requested this halt in an abundance of caution. The Company requests the Trading Halt from receipt of this request until the release of the announcement. It is anticipated that this announcement will be made no later than the commencement of trading on 12 February 2020 on the ASX. Please feel free to contact me should you have any queries in relation to this request. Jason Miele, Vice President, Investor and Media Email: media@jameshardie.com Phone: + 61 2 8845 3352 Jason Miele, Vice President, Investor and Media James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895